UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of July 2017

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14,

Tel Aviv 6770007, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

On July 5, 2017, the Board of Directors (the “Board”) of Ability Inc. (the “Company”) appointed three new directors to the Board. Avraham Dan, Naftali Granot and Limor Beladev will serve as independent directors effective on July 5, 2017.

Mr. Dan will chair the Audit Committee and serve on both the Compensation Committee and the Nominating Committee. Mr. Granot will chair the Nominating Committee and serve on both the Audit Committee and the Compensation Committee. Ms. Beladev will chair the Compensation Committee and serve on both the Audit Committee and the Nominating Committee.

Mr. Dan is an entrepreneur with global experience in various financial and business management. Mr. Dan’s experience includes strategic planning, accounting and control, investments and business development, mergers and acquisitions, re-engineering and spin-offs. He served as a director in Pangae Israel Ltd. and Amir-Marketing & Investment in Agriculture Ltd. Mr. Dan served as economic and financial advisor and managing director in ICTS International N.V., an international company in the field of security. Mr. Dan provided strategic and financial consultation to corporations in Israel and overseas. Mr. Dan is a CPA in Israel and holds an MBA from Pace University, New York.

Mr. Granot served with IDF Special Forces, retired as a Major and joined the Mossad at 1982 as field operative, was nominated at 2002 as head of a certain division of the organization and at 2005 as deputy director, retired at 2007. During his tenure with the Mossad, Mr. Granot accumulated considerable managerial and intelligence experience in various fields relevant to the Company's activities. Since his retirement from the Mossad, Mr. Granot worked as the CEO of a subsidiary of Bronfman-Fisher group of companies in Israel and was involved in various fields of business in Africa and China, such as obtaining mining license on behalf of a Canadian firm Tau Capital and representing Israeli security companies.

Ms. Beladev is an independent attorney, mostly practicing commercial and real estate law. She has served as director in several public, government owned, and private companies in Israel and she has significant corporate governance experience. Ms. Beladev serves as a member in several committees of the Israeli Bar Association.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: July 5, 2017	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

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